Exhibit 99.1

Catalyst Paper named to best 50 Canadian corporate citizens list

RICHMOND, BC, June 9, 2011 /CNW/ - Catalyst Paper (TSX:CTL) is pleased to accept -- on behalf of 1,800 employees and the communities where they live and work -- two honours marking the company's achievements in sustainability and social responsibility.

This month, Catalyst was named as one of the top 20 overall best corporate citizens in Canada by Corporate Knights in its 2011 Best 50 Corporate Citizens in Canada list. Corporate Knights magazine was founded in 2002 to raise awareness of sustainability issues and is distributed quarterly as an insert to the Globe and Mail.

Catalyst was also named to the 2011 Maclean's/Jantzi-Sustainalytics list of the 50 Most Socially Responsible Corporations in Canada. The honour is based on the company's environmental, social, and governance performance, and for what Jantzi-Sustainalytics recognizes as "Catalyst's commitment to developing and implementing sustainability policies and practices."

"These are tremendous honours, and a great many people in and around Catalyst share in their achievement," said Catalyst President & CEO Kevin J. Clarke. "We know the importance to our company, our customers, and especially our employees and communities of making environmental, social, and governance considerations part of our overall business strategy and everyday operation."

"We made a commitment, for instance, to the World Wildlife Fund to cut greenhouse gas (GHG) emissions at our BC operations by 70 per cent between 1990 and 2010, and we delivered. In 2010, direct GHG emissions from our BC operations were down 85 per cent on an absolute basis."

The honours also reflect Catalyst's ongoing engagement with partners and organizations. These include the World Wildlife Fund, the Forest Stewardship Council, Canadian Business for Social Responsibility, Smartway, a program of the US Environmental Protection Agency, GreenBlue Institute, the Coast Forest Conservation Initiative, ForestEthics, Greenpeace Canada, and Sierra Club BC.

"The products we manufacture in our communities play an important role in society, and we appreciate that they have to measure up to responsible standards of environmental sustainability," Clarke said. "That's why Catalyst is committed to continuous improvement and why we review our performance against external benchmarks with the help of independent advisors and partners."

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, Asia and Europe. With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Corporate Relations
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:00e 09-JUN-11